Exhibit 3.1

CERTIFICATE OF INCREASE

OF

SERIES A-1 CONVERTIBLE PREFERRED STOCK

OF

RXI PHARMACEUTICALS CORPORATION

RXi Pharmaceuticals Corporation, a Delaware corporation (the “Corporation”), pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), certifies that:

FIRST: The name of the Corporation is RXi Pharmaceuticals Corporation.

SECOND: A Certificate of Designation (the “Certificate”) was filed by the Corporation with the Office of the Secretary of State of the State of Delaware on August 13, 2013, pursuant to Section 151 of the DGCL, and, as a result of the filing of the Certificate, the Corporation was authorized to issue 5,000 shares of Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Stock”), as series of the Corporation’s authorized Preferred Stock, par value $0.0001 per share;

THIRD: Pursuant to a resolution adopted by the Board of Directors of the Corporation on January 24, 2014, the Board of Directors duly authorized and directed that the number of shares of the Corporation’s Series A-1 Preferred Stock be increased from 5,000 shares to 10,000 shares.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Increase to be signed by its duly authorized officer as of this 24th day of January, 2014.

By:	/s/ Geert Cauwenbergh
Name:	Geert Cauwenbergh, Dr. Med. Sc.
Title:	President and Chief Executive Officer